TIMELINE, INC
LICENSORS OF INTELLECTUAL PROPERTY

1700 SEVENTH AVENUE, STE. 2100
SEATTLE, WASHINGTON  98101
206.357.8422

FAX:  206.357.8421
WWW.TMLN.COM

February 14, 2006

Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Room 4561
450 Fifth Street, NW
Washington, D.C. 20549-0213

Re:     Form 10-QSB/A for the Quarterly Period Ended September 30, 2006
           Filed January 19, 2006
           File No. 1-13524

Dear Ms. Collins:

This letter is provided on behalf of Timeline, Inc. (TMLN:OB).  On February 10, 2006, Timeline was notified by letter of the Division of Corporation Finance’s review of the Amended Form10-QSB/A for the period ended September 30, 2005 which the Company had filed on January 19, 2006.  The letter raised two issues:

1.

The appropriate categorization of gain on sale of certain assets of a line of business which has been discontinued.  The Company had treated such gains as “Other Income” rather than “Gain on Sale of Assets of Discontinued Operations” as now reflected on the Second Amendment Form 10-QSB/A.

2.

The Explanatory Note embodied as page 2 of the Amended Form 10–QSB/A contained language which could have erroneously been construed to imply the Company and its auditors were not willing to take responsibility for the changes in accounting treatment of certain items as between the original Form 10-QSB and the Amended Form 10-QSB/A.

We have filed a Second Amendment Form 10-QSB/A which reflects the Gain on Sale of Assets and Gain on Sale of Stock as Gain on Sale of Assets – Discontinued Operations and Gain on Sale of Stock – Discontinued Operations, respectively.  Furthermore, we have amended the Explanatory Note as contained in the Second Amendment Form 10-QSB/A to eliminate any perceived implication that management and the independent auditors are not accepting responsibility for the financial statements as contained in this filing.

We appreciate the guidance we received in our prior discussions and respectfully submit this Second Amendment to the Company’s 10-QSB for the Quarterly Period ended September 30, 2005.

Best regards,

/s/ Charles R. Osenbaugh

Charles R. Osenbaugh
President/CEO